# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ACCOLADE, INC., CIK 0001481646
CUSIP: 00437E102
Title of class of securities: Common Stock, par value $.0001
Address of issuer's principal executive offices: 1201 Third Avenue, Suite 1700, Seattle, Washington (WA), 98101
Date of event which requires filing of this statement: 04/08/2025
Filed by CIK 0001352851
Persons authorized to receive notices and communications: David J. Snyderman, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois (IL), 60201, 847-905-4400

## Reporting persons
- Magnetar Financial LLC (CIK 0001352851): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Magnetar Capital Partners LP (CIK 0001353085): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Supernova Management LLC (CIK 0001368026): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- David J. Snyderman (CIK 0001953511): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.0001
Name of issuer: ACCOLADE, INC.
Address of issuer's principal executive offices: 1201 Third Avenue, Suite 1700, Seattle, Washington (WA), 98101

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 1 ("Amendment No. 1") relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Magnetar Financial LLC, a Delaware limited liability company ("Magnetar Financial"), Magnetar Capital Partners LP, a Delaware limited partnership ("Magnetar Capital Partners"), Supernova Management LLC, a Delaware limited liability company ("Supernova Management"), and David J. Snyderman ("Mr. Snyderman") with the SEC on April 10, 2025, (as amended by this Amendment No. 1, the "Schedule 13D"). This Amendment No. 1 is being filed to report that the Reporting Persons are no longer beneficial owners of more than 5% of the Shares. The filing of this Amendment No. 1 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

Since the filing of Schedule 13D on January 21, 2025, on April 8, 2025 ("Effective Date"), the Issuer consummated a merger (the "Merger") pursuant to which each Share of Issuer's common stock outstanding immediately prior to the Effective Date was cancelled and converted into the right to receive $7.03 in cash, without interest. In connection with the Merger, the Reporting Persons' Shares, which consisted of 5,793,914 Shares sold for the benefit of (i) 3,482,990 Shares sold for the benefit of PRA Master Fund and (ii) 1,483,761 Shares sold for the benefit of Systematic Master Fund, and (iii) 355,329 Shares sold for the benefit of Relative Value Master Fund, and (iv) 471,834 Shares sold for the benefit of the Managed Accounts, were cancelled and converted into the right to receive $7.03 in cash, without interest.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended to add the following information for updating:

As of the closing of the Merger on April 8, 2025, each of the Reporting Persons may have been deemed to have beneficial ownership of 0 Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the closing of the Merger on April 8, 2025, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 0 Shares, which represented beneficial ownership of 0% of the Shares.
Transactions in the class effected during the past sixty days: The response to Item 4 of this Amendment No. 1 is incorporated herein by reference. The Reporting Persons purchased additional 658,243 Shares in aggregate totaling $4,550,649.50 (excluding commissions and other execution-related costs) on behalf of the Funds since the filing of the Schedule 13D on January 21, 2025.
Other persons with the right to receive dividends or sale proceeds: As of April 8, 2025, the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated as of April 8, 2025, among the Reporting Persons.
99.2 Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on April 8, 2025.

## Signatures
- Magnetar Financial LLC: /s/ Hayley Stein, Hayley Stein/Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, Magnetar Capital Partners LP, its Sole Member, Supernova M (04/10/2025)
- Magnetar Capital Partners LP: /s/ Hayley Stein, Hayley Stein/Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC, Supernova Management LLC, its General Partner (04/10/2025)
- Supernova Management LLC: /s/ Hayley Stein, Hayley Stein/Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC (04/10/2025)
- David J. Snyderman: /s/ Hayley Stein, Hayley Stein/Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC (04/10/2025)